COMMENTS RECEIVED ON 12/04/2024

FROM DANIEL GREENSPAN

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Global Equity Income Fund, Fidelity International Growth Fund, Fidelity International Value Fund, Fidelity Series Emerging Markets Fund, Fidelity Series Emerging Markets Opportunities Fund, Fidelity Series International Growth Fund, Fidelity Series International Small Cap Fund, Fidelity Series International Value Fund, Fidelity Total International Equity Fund

POST-EFFECTIVE AMENDMENT NO. 208

1)

C:

The Staff notes that the 485(a) filing does not identify all of the series/classes within. The Staff requests we include all series/classes included in each prospectus when filing the 485(b). In future filings, the Staff requests we ensure the 485(a) includes the series/class IDs for all funds for which the filing is substantively made.

R:

Each fund will update its financials and make certain nonmaterial changes in a filing pursuant to Rule 485(b), which will include series and class identifiers for all funds and classes for which the filing is made. In future 485(a) filings, to address the Staff’s comment, we will include series and class identifiers for all funds in the prospectus(es).

2)

Fidelity Global Equity Income Fund

“Fund Summary” (prospectus)

“Investment Objective”

“Fidelity® Global Equity Income Fund seeks reasonable income. In pursuing this objective, the fund will also consider the potential for capital appreciation.”

C:

The Staff requests we revise to provide a more precise objective.

R:

The fund seeks reasonable income and in doing so will also consider the potential for capital appreciation. This objective is reflected in the fund’s principal investment strategy of normally investing primarily in income-producing equity securities and the new 80% policy. We believe the fund’s objective is expressed in plain English and that its meaning is clear in the context of its principal investment strategies. Accordingly, we have not modified disclosure.

3)

All Funds

“Fund Summary” (Prospectus)

“Principal Investment Strategies”

C:

The Staff request we revise to clarify if we intend to refer to net or total assets for purposes of the 80% test. If net, then, if a fund can borrow, the Staff notes it must include “plus any borrowings for investment purposes” when referring to net assets.

R:

Each fund uses the definition of “assets” set forth in Rule 35d-1 for purposes of its 80% policy and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

4)

Fidelity Global Equity Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in securities issued throughout the world.”

C:

The Staff requests we disclose with more specificity how the fund interprets the word “global” and the criteria it uses to select investments with global characteristics.

R:

We understand that the Staff takes the position that the term “global” connotes diversification among investments in a number of different countries throughout the world, and while the term “global” does not trigger application of Rule 35d−1, the Staff would expect funds using “global” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe the fund’s current disclosure, which provides that FMR invests the fund’s assets in securities issued throughout the world and normally allocates the fund’s investments across different countries and regions, is consistent with the Staff’s position on the term “global” and that additional criteria for the term “global” and “throughout the world” would not be meaningful.

5)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Derivative instruments that provide investment exposure to the investments above or exposure to one or more market risk factors associated with such investments are included in the fund's 80% policy, consistent with the fund's investment policies and limitations with respect to investments in derivatives.”

C:

The Staff requests we describe the type of derivative instruments we intend to invest in and disclose the extent to which derivatives are expected to be used (e.g., the degree of economic exposure the derivatives create and the amount invested in the derivatives strategy).

R:

Investing in derivative instruments is not a principal investment strategy for the fund and as such additional disclosure regarding derivatives is not required pursuant to Form N-1A, Item 4(a). Should a fund have a principal investment strategy of investing in derivative instruments, it would include additional disclosure regarding the types of derivatives in which the fund intends to invest, pursuant to Form N-1A, Item 4(a). Accordingly, we respectfully decline to modify the disclosure.

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we expand the disclosure to identify the “market risk factors associated with such investments” or otherwise clarify the type of derivative instruments in which we intend to invest (e.g., investment in interest rate derivatives).

R:

Investing in derivative instruments is not a principal investment strategy for the funds. The excerpted disclosure above is included to account for the limited circumstances under which a derivative instrument may be included in the fund’s 80% policy pursuant to amended Rule 35d-1 under the Investment Company Act of 1940 (“Amended Names Rule”). Under the Amended Names Rule, a fund may include derivative instruments in its 80% policy if the derivative instrument “provides investment exposure to investments suggested by the fund’s name” or to “one or more of the market risk factors associated with the investment focus that the fund’s name suggests”. As such, the disclosure excerpted above is consistent with both Form N-1A and the Amended Names Rule. Should a fund have a principal investment strategy of investing in derivative instruments, it would include additional disclosure regarding the types of derivatives in which the fund intends to invest, pursuant to Form N-1A, Item 4(a). Accordingly, we respectfully decline to modify the disclosure.

7)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we include a derivatives/leverage-related risk or explain why such risk is not material.

R:

Each fund does not have a principal investment policy of investing in derivatives. As a result, we believe the fund’s existing disclosure remains appropriate.

8)

All funds

“Fund Summary” (prospectus)

“Performance”

C:

The Staff requests we tell them what indices are intended to be appropriate broad-based securities market indices.

R:

Each fund will compare its performance to an appropriate broad-based securities market index, as defined in Instruction 6 to Item 27A(d)(2), as noted in the table below.

Fund Name	Broad-Based Securities Market Index
Fidelity Global Equity Income Fund	MSCI ACWI (All Country World Index) Index
Fidelity International Growth Fund	MSCI EAFE Index
Fidelity International Value Fund	MSCI EAFE Index
Fidelity Series Emerging Markets Fund	MSCI Emerging Markets Index
Fidelity Series Emerging Markets Opportunities Fund	MSCI Emerging Markets Index
Fidelity Series International Growth Fund	MSCI EAFE Index
Fidelity Series International Small Cap Fund	MSCI EAFE Index
Fidelity Series International Value Fund	MSCI EAFE Index
Fidelity Total International Equity Fund	MSCI ACWI (All Country World Index) ex USA Index

9)

Fidelity Global Equity Income Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser invests the fund's assets in securities issued throughout the world, including the United States. The Adviser normally invests at least 80% of the fund's assets in equity securities. The Adviser normally invests the fund's assets primarily in income-producing equity securities. In managing the fund, the Adviser seeks to exceed the yield on the index. The Adviser may also invest the fund's assets in other types of equity securities and debt securities, including lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).”

C:

The Staff requests we specify the index in the disclosure above.

R:

We will revise the disclosure to include the name of the index, MSCI ACWI (All Country World Index) Index.

10)

Fidelity Global Equity Income Fund

“Investment Details” (prospectus)

“Principal Investment Strategies

“The Adviser's emphasis on above-average income-producing equity securities may lead to investments in large cap "value" stocks. However, the Adviser is not constrained by any particular investment style. In buying and selling securities for the fund, the Adviser relies on fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.”

C:

The Staff asserts that an emphasis on above-average income-producing equity securities seems to be in conflict with the fund’s objective to seek reasonable income.

R:

We believe that both the fund’s investment objective and principal investment strategies are appropriately disclosed in accordance with the requirements in items 2 and 9 of Form N-1A. We do not believe that there is a conflict between the fund’s investment objective and principal investment strategies, however, we have modified the disclosure as follows:

“The Adviser's emphasis on ~~above-average~~ income-producing equity securities may lead to investments in large cap "value" stocks. However, the Adviser is not constrained by any particular investment style. In buying and selling securities for the fund, the Adviser relies on fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.”